Results Driven. Manufacturing Focused.





SN Analyst & Investor Day

January 20, 2016

Sanchez Energy Corporation

www.sanchezenergycorp.com

Legal Disclaimers

Forward Looking Statements This presentation contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this presentation that address activities, events, conditions or developments that Sanchez Energy Corporation ("Sanchez Energy", or the "Company") expects, estimates, believes or anticipates will or may occur or exist in the future, including, statements related to operations, financial condition or performance, cash flows, benefits of the joint venture with Targa, benefits of the plant design, the capacity of the plant, access to midstream assets, access to end markets, our strategy and plans, our view of the market and expected cost efficiencies, benefits of any potential transactions with Sanchez Production Partners LP ("SPP") or other potential buyer or strategic partner are forward-looking statements. These statements are based on certain assumptions made by the company based on management's experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management. When used in this presentation, words such as "will," "potential," "believe," "estimate," "intend," "expect," "may," "should," "anticipate," "could," "plan," "predict," "project," "profile," "model," "strategy," "future" or other similar expressions or their negatives or the statements that include these words, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. In particular, statements, express or implied, concerning Sanchez Energy's future operating results and returns, the anticipated effects of actual or potential dispositions of assets to SPP or other potential buyer or strategic partner, Sanchez Energy's strategy and plans or view of the market, or Sanchez Energy's ability to replace or increase reserves, increase production, generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although Sanchez Energy believes that the expectations reflected in its forward- looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Important factors that could cause Sanchez Energy's actual results to differ materially from the expectations reflected in its forward-looking statements include, among others:

- Sanchez Energy's ability to successfully execute its business and financial strategies;
- The ability of Sanchez Energy to utilize the services personnel and other assets of Sanchez Oil & Gas Corporation pursuant to existing services agreements;
- Sanchez Energy's ability to replace the reserves it produces through drilling and property acquisitions;
- The ability of Sanchez Energy to negotiate, execute and deliver definitive transaction documents for any dispositions to SPP or other third party, or to obtain the requisite approvals for the entry into or consummation of any such disposition, including approval of such disposition by Sanchez Energy's board of directors or audit committee thereof or by SPP's board of directors or conflicts committee thereof;
- the realized benefits of Sanchez Energy's various acquisitions and the liabilities assumed in connection with these acquisitions;
- the realized benefits of Sanchez Energy's transactions with SPP, including with respect to the Palmetto escalating working interest "EWI" sale and divestiture of Western Catarina midstream assets referred to herein;
- the extent to which Sanchez Energy's drilling plans are successful in economically developing its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future projects;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the extent to which Sanchez Energy can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling, advanced completion technologies and hydraulic fracturing;
- Sanchez Energy's ability to successfully execute its hedging strategy and the resulting realized prices therefrom;
- competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;
- Sanchez Energy's ability to access the credit and capital markets to obtain financing on terms it deems acceptable, if at all, including under its existing credit facility and to otherwise satisfy its capital expenditure requirements;
- the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;
- the timing and extent of changes in prices for, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities;
- Sanchez Energy's ability to compete with other companies in the oil and natural gas industry;
- the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal, hydraulic fracturing and access to and use of water, laws and regulations imposing conditions and restrictions on drilling and completion operations and laws and regulations with respect to derivatives and hedging activities;
- developments in oil-producing and natural-gas producing countries;
- Sanchez Energy's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- unexpected results of litigation filed against Sanchez Energy;
- the extent to which Sanchez Energy's crude oil and natural gas properties operated by others are operated successfully and economically;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which Sanchez Energy incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage; and
- the other factors described under ITEM 1A, "Risk Factors," in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31 and any updates to those factors set forth in its subsequent Quarterly Reports on Form 10- Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by Sanchez Energy's forward-looking statements may not occur, and, if any of such events do, Sanchez Energy may not have correctly anticipated the timing of their occurrence or the extent of their impact on its actual results. Accordingly, you should not place any undue reliance on any of Sanchez Energy's forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made and Sanchez Energy undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Please note that hypothetical scenarios regarding our EWI structure and Divest/Reinvest strategy and similar statements illustrate various possible outcomes of our different strategies if they are successful. These hypothetical scenarios and illustrations should not be treated as forecasts, projections or financial guidance. We cannot assure you that we will be able to accomplish any of these goals, metrics or opportunities at any point in the future (if at all), all of which are subject to significant risks and uncertainties.

Oil and Gas Reserves The Securities and Exchange Commission ("SEC") requires oil and gas companies, in their filings with the SEC, to disclose "proved oil and gas reserves" (i.e., quantities of oil and gas that are estimated with reasonable certainty to be economically producible) and permits oil and gas companies to disclose "probable reserves" (i.e., quantities of oil and gas that are as likely as not to be recovered) and "possible reserves" (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). We may use certain terms in this presentation, such as "resource potential," "estimated ultimate recovery", "EUR", "Net Present Values", "NPVs" or "NPV10" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. The calculation of resource potential, EURs, NPV10 and any other estimates of reserves and resources that are not proved, probable or possible reserves are not necessarily calculated in accordance with SEC guidelines. Estimated ultimate recovery, or EUR, refers to the Company's internal estimates of per-well hydrocarbon quantities that may be potentially recovered from a hypothetical and/or actual well completed in the area. Actual quantities that may be ultimately recovered from the Company's interests are unknown. Factors affecting ultimate recovery include the scope of the Company's ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability and cost of drilling services and equipment, lease expirations, transportation constraints, regulatory approvals and other factors, as well as actual drilling results, including geological and mechanical factors affecting recovery rates. Estimates of ultimate recovery from reserves may change significantly as development of the Company's core assets provide additional data. In addition, the Company's production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases. See "Non-GAAP Reconciliation and Measures" for a discussion regarding NPV10. Investors are urged to consider closely the disclosure in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31.

Non-GAAP Measures Included in this presentation are certain non-GAAP financial measures as defined under Securities and Exchange Commission Regulation G. Investors are urged to consider closely the disclosure in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and the reconciliation to GAAP measures provided in this presentation.

Agenda

Time	Topic	Presenter
9:00 am – 9:15 am	**Executive Summary**	Tony Sanchez, III, CEO
9:15 am – 9:45 am	**Competitive Advantages** Sections 1-5	Tony Sanchez, lll, CEO Chris Heinson, SVP, COO
9:45 am – 9:50 am	Q&A	
9:50 am – 10:15 am	**Strategy & Execution** Section 6-8	Eduardo Sanchez, President Chris Heinson, SVP, COO
10:15 am – 10:20 am	Q&A	
10:20 am – 10:30 am	Break	
10:30 am – 10:50 am	**Operations & Cost Structure**	Steve Adam, SVP, Operations
10:50 am – 11:30 am	**Asset Development**	Will Satterfield, SVP, Asset Development
11:30 am – 11:35 am	Q&A	
11:35 am – 12:00 pm	**Financial Review**	Gleeson Van Riet, SVP, CFO
12:00 pm	Lunch	

Eagle Ford Shale Position

SN Position Summary (12/31/15)	
Net Acres	~200,000
FY15 Production (Boe/d)(1)	~52,500
Operated Rigs	2
Non-Operated Rigs	0
Gross Producing Wells	621



Eagle Ford
SN Leases
Oil
Condensate
Dry Gas
Marquis
Palmetto
Maverick
Wycross
Alexander Ranch
Cotulla
Catarina
HAYS
CALDWELL
BASTROP
GUADALUPE
GONZALES
COLORADO
UVALDE
MEDINA
WILSON
DE WITT
JACKSON
ZAVALA
FRIO
ATASCOSA
KARNES
VICTORIA
GOLIAD
CALHOUN
DIMMIT
LA SALLE
MCMULLEN
LIVE OAK
BEE
REFUGIO
ARANSAS
WEBB
DUVAL
JIM WELLS
NUECES
SAN PATRICIO

(1) *2015 production is updated for unaudited estimated production*

Sanchez Energy: Overview & Highlights

Strong Asset Base (1)	◆ ~200,000 net acres throughout the Eagle Ford shale with 3,000+ drilling locations ◆ Increased average EURs by over 40% from 2014 ◆ 2015 Production of ~52,500 Boe/d, exceeding the high end of guidance and representing a 72% increase over 2014(2)
Runway of Liquidity(1)	◆ Liquidity of $935 Million, consisting of $435 Million of cash and an undrawn $500 Million ($300 Million elected) borrowing base commitment as of 12/31/15 ◆ No outstanding debt maturities until 2021 ◆ No bank debt ◆ Strong hedge book value: ~100% of projected 2016 oil & gas production hedged at $64/Bbl and $3.12/MMbtu ◆ 2016 preliminary capital budget of $200-$250 Million
Strategic MLP Relationship(1)	◆ Strategic relationship with Sanchez Production Partners ("SPP") provides potential capital & liquidity source ◆ Focusing on realized cash-on-cash returns ◆ ~$430 Million of cash raised in 2015 through two asset sales to SPP ◆ Results in added working capital discipline ◆ Extensive inventory of MLP suitable assets that potentially could be opportunistically divested in the future
Low Cost Operations(1)	◆ Current well costs of <$3.5 Million ◆ Total wells costs have decreased ~55% the last 12 months ◆ Reduced 2015 capital spending from initial $1.2 Billion budget to ~$550 Million while still growing production by 72%, year over year(2)

(1) Results as of and for year ended 12/31/15
(2) 2015 production is updated for unaudited estimated production

2016 Capital and Production Update

- Focus on high rate of return drilling areas and continued delineation of the Cotulla and Catarina areas of the Eagle Ford
  - SN expects to execute a 2016 capital plan between **$200 - $250 Million**
- Production is expected to remain inline with 2015 despite a 60% reduction in capital spending
  - 2016 production guidance of between **48,000 – 52,000 Boe/d**
- Capital plan expected to be fully funded from cash and operating cash flows with a significant cash balance remaining at year-end 2016
  - SN's revolving credit facility is expected to remain undrawn during 2016

2016 Capital and Production Guidance



$800
$700
$600
$500
$400
$300
$200
$100
$0
Annual Capital Spending ($MM)
60,000
50,000
40,000
30,000
20,000
10,000
0
Average Annual Production (Boe/d)
2013
2014
2015
2016E
Capital ($M)
Average Production (Boe/d)
2016 Guidance Range

Sustained Success: The Path Forward

Competitive Advantage	Strategy & Execution	Results
1 Balance Sheet Strength & Runway of Liquidity	6 Vision & Strategy	8 Sustainability in a down cycle & high sensitivity to a rebound
2 SPP Relationship	7 2016 Guidance	
3 Strong Asset Base		
4 Low Cost Operations		
5 Midstream Operations		

Sanchez Energy: Competitive Advantage

Competitive Advantage	Strategy & Execution	Results
1 Balance Sheet Strength & Runway of Liquidity	6 Vision & Strategy	8 Sustainability in a down cycle & high sensitivity to a rebound
2 SPP Relationship	7 2016 Guidance	
3 Strong Asset Base		
4 Low Cost Operations		
5 Midstream Operations		

Conservative Financial Strategy

1

- **SN has worked diligently to bolster liquidity and ensure development funding for the foreseeable future[1]**
  - 2016 capital program expected to be fully funded with FCF and cash on hand with no reliance on revolver
  - Significant headroom to revolver covenant of 2.25x Senior Secured Debt / EBITDA expected

- **Strong financial position achieved through creative and accretive asset sales/dispositions**
  - Two 2015 divestitures have provided ~$430 Million in cash without adding incremental debt or issuing equity

- **Active hedge program to protect cash flows[1]**
  - ~105%[2] of 2016 oil production and ~95%[2] and ~75%[2] of 2016 and 2017 gas production, respectively, is hedged at favorable rates
  - ~$155 Million market to market value of hedges[1]

(1) As of 12/31/15
(2) Based upon the midpoint of 2016 guidance

Extended Debt Maturity Runway

- **No bonds maturing for the next 5 years**
- **Bank revolver currently undrawn**
- **Robust covenant headroom**
  - High Yield has no financial maintenance covenants
  - Revolver financial maintenance covenants are:
    - 1.0x Current Ratio
    - 2.25x Senior Secured Debt/LTM EBITDA


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
($ MM)
$300
$600
$1,150
2016
2017
2018
2019
2020
2021
2022
2023
Undrawn Revolver
7.75% Senior Notes
6.125% Senior Notes

Note: 7.75% Senior Notes mature June 2021; 6.125% Senior Notes mature January 2023

Hedge Peer Comparison

2016 % of Oil/Gas Production Hedged


Oil
Gas
120%
100%
80%
60%
40%
20%
0%
% Production Hedged
Peer 1
SN
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14
Peer 15
Peer 16
Peer 17

Note:
** Source: Citi High Yield Report December 2, 2015*
*** Peers include BCEI, CRK, CRZO, FANG, HK, LPI, MTDR, NFX, OAS, PDCE, PE, PVA, RSPP, SFY, SM, SN, WLL, XCO*

Hedging Effect on 2016 Revenue

SN 2016 Revenue Commodity Price Sensitivity

- Robust hedging expected to mitigate the potential impact of commodity price decline to SN cash flows
- 40% decrease in commodity price expected to lead to a less than 5% decrease in SN's 2016 Revenue

SN 2016 % Hedged Revenue

- 2016 revenue expected to be comprised of 82% hedged revenue; 18% unhedged revenue at $50 Oil/ $2.50 Gas
- NGL revenue is expected to be the unhedged portion of revenue



< 5% Decrease
Total Revenue ($MM)
$600
$500
$400
$300
$200
$100
$0
Base Case
$50 Oil/ $2.50 Gas
20% Decline Case
$40 Oil/ $2.00 Gas
40% Decline Case
$30 Oil/ $1.50 Gas

Note:
** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties.*
***Assumes NGL Pricing @ 25% of WTI*

Strategic Financing – SN/SPP Relationship

Raised ~$430MM in cash during 2015 by selling assets to SPP

Palmetto Escalating Working Interest "EWI" Sale **~$85MM**	◆ Sale of ~1,000 Boe/d to SPP structured so that the working interest conveyed to SPP increases annually ("Escalating Working Interest" or "EWI") for 5 years to create a low-declining production forecast ◆ Ability to raise cash in a low commodity environment by accelerating payback of mature wells ◆ Positions SN to re-invest proceeds through high-return opportunities
Western Catarina Midstream Divestiture **~$345MM**	◆ Sale of portion of Catarina gathering and processing assets and the execution of a gathering and processing agreement ◆ Sale and gathering agreement allows SN to benefit from the use of Catarina midstream asset without having to invest in maintenance capital expenditures and operations(2) ◆ Monetization provides flexibility to pursue strategic acquisitions and allow SN to accelerate drilling activity at the appropriate time

Increased Cash on Hand by **~$430MM**

Liquidity(1) of **~$935MM**

Established **ability to transact** in a low commodity environment

(1) As of 12/31/15
(2) As result of the transaction SN will pay SPP gathering fees that are expected to increase SN's overall LOE by ~$1.95 / Boe

Execution in 2015 Contributing to Liquidity

SN has created a strategic relationship with SPP that is expected to provide a potential alternative from traditional debt and equity markets to raise capital

SANCHEZ ENERGY CORPORATION

2012	2013	2014	2015 and Beyond
SN grows its Eagle Ford asset base, through the drill bit and acquisitions		*SN acquires Catarina assets from Shell* (May-14)	*Ongoing Eagle Ford development expected to lead to growth and enhanced performance*

Cash Flowing Assets Monetized

Proceeds Reinvested

SPP Acquires Palmetto EWI Assets from SN (Mar-15)	*SPP Acquires Western Catarina Midstream Assets from SN* (Oct-15)	***Other potential divestment targets with estimated value > $800MM (1) identified by SN*** (Ongoing)

Additional Stable Cash Flows

SANCHEZ PRODUCTION PARTNERS


Capital Deployed
Initial Cash Flow To SN
Assets Divested
Transaction Value Exchanged
Accelerates Cash Proceeds to SN
Provides Stable Cash Flows To MLP
Optimizes Cost of Capital
Improves Credit Metrics
Perpetuates Growth Platform
SANCHEZ ENERGY CORPORATION
Development+Re-Investment = Growth

(1) Company estimates over $800 Million of potential targets for divestment that could potentially be sold to any interested third parties.

EWI Structure - Closing the Working Capital Gap

- The EWI structure allows for the creation of a flat production profile that is expected to be attractive to be MLP Buyers
- This enables SN to potentially divest the mature production portion of wells ("the tail"), accelerating cash returns and proceeds, which can be used for re-investment in higher rate of return drilling and acquisition opportunities

Example of EWI Divestment Structure

	Capital Investment	Cash Received After 2 Years	IRR
Full Well Life - No EWI	$4.5 Million	$5.8 Million	67%
Full Well Life - With EWI	$4.5 Million	$8.5 Million	89%

PV10 Value Comparison ($MM)	With EWI	No EWI
Drill Well	-$4.5	-$4.5
Initial 2 Yr Production	$4.6	$4.6
Divest End of Yr 2	$2.7	$0.0
Remaining 3+ Yrs	$1.3	$4.0
Total Net PV10 Value	**$4.1**	**$4.1**



Remaining PV10 ($MM)
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$-
Assumed Divestment of wellbore (2 years)
SN Value
MLP Buyer Value
0
12
24
36
48
60
72
84
96
108
120
132
144
156
168
180
Months

* *This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties.*

** *Price deck assumed: $55/Bbl; $3.50/Mcf; 25% NGL Realization*

Accelerating Cash Returns in a Drilling Program…

- The two cases below are intended to show the power of cash flow acceleration through the EWI structure
  - **"Standard Development Case" -** assumes a typical well owned for the entire life
  - **"EWI Case" -** assumes that the well is divested at a PV10 after 2 years of production
- Both cases achieve the same PV10 value, however the "EWI Case" is expected to achieve this value ~16 years before the "Standard Development Case"
- The result of this structure is expected to allow SN to close the working capital gap and become cash flow positive at a significantly faster pace


EWI Case
Accelerate Realization of PV-10
Standard Development Case (No EWI)
Realized PV10 ($MM)
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
-$0.5
-$1.0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
Standard Development Case
EWI Case

** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties.*
*** Price deck assumed: $55/bbl; $3.50/Mcf; 25% NGL Realization*
**** Assumption of 1 well drilled with $4.5MM per well capital costs in both cases displayed*

...Re-Investing Accelerated Cash Flows

2

- Cumulative cash flows earned through the re-investment of EWI proceeds are expected to be significantly higher than keeping the original well through its life
- The two cases below are intended to show the benefit of reinvestment through the EWI structure
  - **"Standard Development Case"** assumes a typical well drilled and produced over a 20 year period
  - **"EWI Case"** assumes the well is divested at a PV-10 after 2 years and subsequently reinvested in an identical well

Re-Investment Potential Through EWI Transactions



EWI Case
Standard Development Case
Cumulative PV-10 ($MM)
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
-$2
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Number of Years

** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties.*
*** Price deck assumed: $55/bbl; $3.50/Mcf; 25% NGL Realization*
**** Assumption of 1 well drilled with $4.5MM per well capital costs in both cases displayed*

Strong Asset Base for Future Growth

Location Summary					
Area	Net Producing Wells	Net Engineered Locations[1]	Net Contingent Locations[2]	Total Net Undrilled Wells	Total Net Locations
Catarina	264	808	580	1,388	1,652
Cotulla	102	193	142	335	437
Palmetto	34	57	119	176	210
Marquis	72	117	39	156	228
TMS	3	0	220	220	223
Total	**475**	**1,175**	**1,100**	**2,275**	**2,750**

Net Present Value ($MM)[3]					
Area	Net Producing Well Value	Net Engineered Locations[1]	Net Contingent Locations[2]	Total Net Undrilled Locations	Total Value
Catarina	$411	$995	$340	$1,335	$1,746
Cotulla	110	662	201	863	973
Palmetto	32	238	272	510	542
Marquis	108	129	37	166	274
TMS	5	0	0	0	5
PDP + Development Value	**$666**	**$2,024**	**$850**	**$2,874**	**$3,540**
Total Cash On Hand[4]					**$435**
Mark to Market Hedge Value[4]					**155**
Targa JV Interest[5]					**35**
Grand Total					**$4,165**

Location Counts and Values as of 9/30/2015
Price Deck: Oil($/bbl) / Gas($/Mmbtu): 2016: $53.00/$2.75; 2017: $59.00/$3.00; 2018: $61.00/$3.50; 2019: $63.00/$3.50; 2020+: $65.00/$3.50; Assumes NGL Pricing @ 25% of WTI
Prospective drilling locations currently in SN's inventory are not included in Location Count or Net Present Value

(1) Engineered Locations – SEC Proved locations + locations that are geologically un-risked but do not qualify as SEC PUDs due to factors such as assumed drill timing
(2) Contingent Locations – Drilling Locations have between a 75% and 90% chance of being commercially economic at the assumed price deck
(3) Net Present Value = Future Projected Cash Flows discounted at 10%; See "Legal Disclaimers – Non-GAAP Measures" and "Non-GAAP Reconciliation and Measures".
(4) Values as of 12/31/2015
(5) Estimated NPV10 value of 50% interest in gas plant JV with Targa Resources assuming no 3rd Party Volumes

3

2016 Focus on High Rate of Return Areas

SN 2016 Development is expected to largely focus on the three areas below; Cotulla and South Central Catarina are newly emerging areas, providing outstanding returns, that were not valued by SN prior to Mid-2015



Eagle Ford
SN Leases
Oil
Condensate
Dry Gas
Marquis
Palmetto
Cotulla
Catarina

South Central Catarina	
Net Locations	~200
Gross Oil EUR (Mbo)	241
Gross Gas EUR (MMcf)	3,449
2-Stream EUR (Mboe)	816
3-Stream EUR (Mboe)	1,103
Total Est. Capital Cost ($M)	$ 3,600
IRR (%)*	81%
NPV10 / Well($M)*	$3,623

Maverick (Cotulla)	
Net Locations	~150
Gross Oil EUR (Mbo)	345
Gross Gas EUR (MMcf)	87
2-Stream EUR (Mboe)	360
3-Stream EUR (Mboe)	367
Total Est. Capital Cost ($M)	$ 3,000
IRR (%)*	84%
NPV10 / Well($M)*	$3,439

Southern Palmetto**	
Net Locations	~60
Gross Oil EUR (Mbo)	442
Gross Gas EUR (MMcf)	520
2-Stream EUR (Mboe)	529
3-Stream EUR (Mboe)	576
Total Est. Capital Cost ($M)	$5,500
IRR (%)*	47%
NPV10 / Well($M)*	$3,566

*Based on $55/Bbl Oil; $3.50/Mcf Gas; Assumes NGL Pricing @ 25% of WTI
**Operated by Marathon

Drilling Inventory – Breakeven Analysis

1,175 Total Net Engineered Locations – Average Estimated Breakeven Price ~$40/bbl



700
600
500
400
300
200
100
0
Net Engineered Drilling Locations
60
50
40
30
20
10
0
Breakeven Oi Price @ 10% IRR (WTI)
Maverick (Cotulla)
South Central Catarina
Palmetto
Western Catarina
Eastern Catarina
Wycross (Cotulla)
Marquis
Net Locations
Breakeven Oil Price

**Assumes Flat $3.50 Gas; NGL Pricing @ 25% of WTI*
*** Does not include Contingent or Perspective locations*

Low Cost Structure Built for Sustainability

Focus on de-bundled sourcing & resource management has resulted in cost savings of ~55% across our asset base during 2015

- Rapid execution with sustainable results
  - 80% of the total cost savings during 2015 occurred in the first 90 days of 2015
  - Direct Sourcing of selective, anchor based services
- Efficiency from manufacturing processes
  - Assembly line ownership
  - Rigorous process mapping and optimization


$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$MM
$80 WTI
Sustainable Cost Savings
$40 WTI
$8.8
$7.4
$3.5
Prior Operator
Operational Efficiency
2014 Well Cost
Service Costs
Logistics & Direct Sourcing
Process & Design Efficiency
Dumb-Iron Purchases
Current Well Cost

Well Costs in a Rising Price Environment

Due to the nature of the cost savings that have been achieved, we anticipate that nearly 50% of our achieved cost savings are sustainable in a higher price environment


Historic Oil prices
Upside Price Environment
Base Case
Downside Price Environment
Oil Price ($/Bbl)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Well Costs ($MM)
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
Prior Operator
2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015E
2016E
2017E
2018E

Note:
** Costs above represent total Catarina well costs inclusive of facilities & estimated artificial lift.*
*** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties.*

Cost Structure as Compared to Eagle Ford Peers



Average Lateral Length
Average Lateral Length (Ft)
Eagle Ford Company Disclosed Drilling and Completions Cost ($MM)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14
Peer 15
Peer 16
Peer 17
Peer 18
SN
SN 4Q15 Avg.

* Source: All data excluding the "SN 4Q15 Avg." was obtained from RS Energy Group, based on wells drilled in 2015.

** Peers include: APC , CHK, COG, CRK, CRZO, DVN, ECA, EOG, EPE, MRO, MUR, NBL, NFX, PVA, PXD, SFY, SM, XCO

5

Midstream Strategy

SN's midstream strategy is centered around improving netbacks and market optionality; deriving value through strategic ventures; and maintaining flexibility for future monetization of midstream assets



Marquis
Palmetto
Cotulla
Catarina
Takeaway Pipeline
Raptor Gas Plant
Catarina Midstream Gathering System
SN Crude Terminal Site
Eagle Ford
SN Leases
Oil
Condensate
Dry Gas
KENDALL
REAL
BANDERA
COMAL
CALDWELL
FAYETTE
AUSTIN
WALLER
GUADALUPE
COLORADO
UVALDE
MEDINA
BEXAR
GONZALES
LAVACA
WHARTON
WILSON
DE WITT
ZAVALA
FRIO
ATASCOSA
KARNES
JACKSON
MATAGORDA
VICTORIA
GOLIAD
DIMMIT
LA SALLE
MCMULLEN
LIVE OAK
BEE
CALHOUN
REFUGIO
ARANSAS
SAN PATRICIO
JIM WELLS
NUECES
WEBB
DUVAL

5

Western Catarina Midstream Transaction

	Western Catarina Midstream
Seller	Sanchez Energy Corporation ("SN") and its subsidiary SN Catarina, LLC
Buyer	Sanchez Production Partners LP ("SPP")
Sale Price	~$345 Million cash
Closing Date	October 14, 2015
Assets	~150 miles of gathering lines, compressors, tanks, vessels and other gathering and processing infrastructure in Dimmit and Webb Counties, TX
Quarterly Commitment	10,200 Bbl/d for liquids and 142 MMcf/d for gas until 2021
LOE Impact	Company wide ~$1.95 LOE/Boe increase expected



Dedicated Acreage
CPF A
North Appraisal
CPF D
South Appraisal
Catarina
Pad Locations
Pipeline
Facilities
0 1 2 4 6 8 Miles

“Raptor” Gas Plant and Takeaway Pipeline

	“Raptor” Gas Plant and Takeaway Pipeline
SN Investment	~$115 Million
SN Ownership	50%
Capacity	200 – 260 MMcf/d
	Min. Volume Commitment
(Years 1-5)	125 MMcf/d (gross)
(Years 6-15)	None (Acreage Dedication)
Potential for 3rd Party Revenue	Yes
Expected In Service Date	Takeaway Pipeline 2Q 2016 Raptor Plant 2017
Operator	A subsidiary of Targa Resources Partners LP (NYSE: NGLS)


Dimmit
Raptor Gas Processing Facility
Pipeline ~45 miles
Catarina
Webb
La Salle

Note: New pipeline will also be connected to existing Targa plants, which provides processing flexibility for SN gas, for example prior to Raptor plant construction completion

Raptor Gas Plant Additional Marketing Advantages

Investment in the Raptor Gas Plant expected to increase cash flow by ~$15 Million annually due to gathering and processing fee reductions and improved plant efficiencies - this is in addition to cash flow expected from joint venture ownership

Expected revenue increase of ~$6 Million per year through improved NGL realizations and ability to reject ethane

Expected LOE savings of ~$5 Million in 2016 while Raptor is under construction and ~9 Million per year thereafter

Marketing Advantages	◆ Modern plant design delivering better liquids yields and lower processing fees ◆ Ability to take product in-kind and reject ethane ◆ Improvements to existing marketing terms ◆ Flexibility to send excess gas volumes to multiple Targa plants ◆ Better net-backs and realizations on natural gas and natural gas liquids
Better Access to End Markets	◆ Lower processing and transportation fees ◆ Closer proximity to more favorable end markets ◆ Access to potential export markets in Mexico and global LNG markets

Questions

Sanchez Energy: Execution

Competitive Advantage | **Strategy & Execution** | **Results**

1. Balance Sheet Strength & Runway of Liquidity
2. SPP Relationship
3. Strong Asset Base
4. Low Cost Operations
5. Midstream Operations

6. **Vision & Strategy**
7. **2016 Guidance**

8. Sustainability in a down cycle & high sensitivity to a rebound

Forward Looking Vision & Strategy

Planning for a Low Commodity Price Environment

- We are planning for a "lower for longer" scenario
- We believe that maintaining "cash on hand" in the current environment is the most strategic way to operate
- We plan to strategically execute our current plan with a vision of becoming cash flow positive in a reduced commodity price environment



Organic Growth
Strategic Leasing
Acquisitions

Execution of Strategy in 2015

- ✓ Fully cash-funded beyond 2018 with an undrawn revolver at current commodity prices
- ✓ Raised ~$430 Million through SPP relationship in 2015
- ✓ Raptor gas plant JV with Targa Resources Partners LP
- ✓ Added high rate of return locations in Catarina and Cotulla

Strategic Leasing & Asset Development

Continued focus on asset development identified a legacy area of SN's Eagle Ford position that was previously underdeveloped and now represents nearly $1 Billion in Net Present Value

Cotulla Asset


ZAVALA
Maverick
FRIO
ATASCOSA
DIMMIT
LA SALLE
MCMULLEN
LIVE OA

Total Acreage	~51,000 Net Acres
Economic Locations @ $55 oil	~335 Locations(1)
Average IRR @ $55 oil	~60% IRR
Average EUR	~365 Mboe
NPV10	~$1 Billion(1)

**Based on $55/Bbl Oil; $3.50/Mmbtu Gas; Assumes NGL Pricing @ 25% of WTI*

(1) As of 9/30/15

Acquisition Strategy

SN's strategy is to selectively acquire unconventional assets that possess the qualities that will allow us to take advantage of our low cost and efficient operations to extract maximum value from the asset

- Selective and disciplined acquisition evaluation process
- Maintenance of strong liquidity and option for additional strategic financing positions SN to act quickly on opportunities
- Eagle Ford focused, but also evaluate opportunities in other high quality basins such as the Permian, Denver-Julesburg (DJ), and Mid-Continent
- SN has created significant value from the Catarina acquisition and will strive to create similar value from additional acquisitions in the future

M&A Activity 10/2013 to Present


Deals Screened
234
Preliminary Evaluation
112
Full Evaluation
50
Offers Submitted
28
Acquired
1

Catarina Acquisition Case Study

Even with a significant reduction in commodity prices SN has created an asset with a value ~3.6x greater than the investment made thus far

Catarina Production Growth(1)


Net Mboe/d
50
40
30
20
10
0
07/2014
08/2014
09/2014
10/2014
11/2014
12/2014
01/2015
02/2015
03/2015
04/2015
05/2015
06/2015
07/2015
08/2015
09/2015
10/2015
11/2015
12/2015
Production Increase of ~3x Since Acquisition

Catarina Lookback at Current Pricing*

Historical Cash Flow ($MM)		Asset Value	
Purchase Price (Effective 5/21/2014)	(639)	Remaining NPV10	$ 1,746
Cumulative Cashflow (7/2014 - 11/2015)(2)	(191)	**Return on Investment**	**3.6x**
Catarina Midstream Transaction	345		
Total Cashflow	**(485)**		

**Price Deck: Oil($/bbl) / Gas($/Mcf): 2016: $53.00/$2.75; 2017: $59.00/$3.00; 2018: $61.00/$3.50; 2019: $63.00/$3.50; 2020+: $65.00/$3.50; Assumes NGL Pricing @ 25% of WTI*

(1) 2015 production is updated for unaudited estimated production

(2) Includes hedge revenue realized and purchase price adjustments

Reduction in 2016 Upstream Capital Guidance

2016 Capital Program represents a 60% planned reduction in spending as compared to 2015 while expected to maintain flat production


2016 CAPITAL BUDGET
12%
4%
24%
60%
Catarina
Cotulla
Palmetto
Land/Infrastructure/G&G

Eagle Ford Operated

	Rigs	Net Wells	Capital
Catarina	1.25	35	$130 - $150 MM
Cotulla	< 1	15	$40 - $50 MM

Eagle Ford Non-Operated

	Rigs	Net Wells	Capital
Palmetto	< 1	3	$10 - $20 MM

Other

Land/Infrastructure/G&G	$20 - $30 MM

2016 Total Upstream Capital Spend: $200MM - $250MM

Sanchez Energy: Results

Competitive Advantage	Strategy & Execution	Results
1 Balance Sheet Strength & Runway of Liquidity	6 Vision & Strategy	8 Sustainability in a down cycle & high sensitivity to a rebound
2 SPP Relationship	7 2016 Guidance	
3 Strong Asset Base		
4 Low Cost Operations		
5 Midstream Operations		

Strategy of Maintaining Cash on Hand



Base Case – 2 Rig Plan
Production (Mboe/d)
80
70
60
50
40
30
20
10
0
2016E
2017E
2018E
Free Cash Flow ($MM)
$100
$50
$0
-$50
-$100
-$150
-$200
-$250
2016E
2017E
2018E
Cash on Hand ($MM)
$500
$400
$300
$200
$100
$0
2016E
2017E
2018E
12/01/15 Strip

Assumptions:

- ~ 50 Wells Drilled In Catarina per Year
- ~ 15 Wells Drilled In Cotulla per Year
- $200 - $250 Million in Capital Spending per Year
- Assumes divestment of Targa Gas Plant JV Interest

Highlights:

- Generates modest growth while maintaining significant cash balance by the end of 2018 at 12/01/15 strip pricing
- Expected remaining cash of >$100 Million at 12/01/15 strip while maintaining an undrawn revolver

** Price Deck: Oil($/bbl) / Gas($/Mcf): 2016: $53.00/$2.75; 2017: $59.00/$3.00; 2018: $61.00/$3.50; Assumes NGL Pricing @ 25% of WTI*
*** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties*
**** Free Cash Flow is a non-GAAP financial Measure see "Non-GAAP Reconciliation and Measures"*

Flexible Operations Provides Ability to Accelerate



Base Case – 2 Rig Plan
Accelerated Case – 4 Rig Plan
Production (Mboe/d)
Free Cash Flow ($MM)
Cash on Hand ($MM)
80
70
60
50
40
30
20
10
0
2016E
2017E
2018E
$100
$50
$0
-$50
-$100
-$150
-$200
-$250
$500
$400
$300
$200
$100
12/01/15 Strip

Assumptions:

- ~ 75 Wells Drilled In Catarina per Year
- ~ 30 Wells Drilled In Cotulla per Year
- $350 - $400 Million in Capital Spending per Year
- Assumes divestment of Targa Gas Plant JV Interest

Highlights:

- Significant production and cash flow growth potential due to high rate of return inventory base
- Creates positive free cash flow in 2018 with assumed price deck*

** Price Deck: Oil($/bbl) / Gas($/Mcf): 2016: $53.00/$2.75; 2017: $59.00/$3.00; 2018: $61.00/$3.50; Assumes NGL Pricing @ 25% of WTI*

*** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties*

**** Free Cash Flow is a non-GAAP financial Measure see "Non-GAAP Reconciliation and Measures"*

EWI Structure Provides Strategic Liquidity Source


Base Case – 2 Rig Plan
Accelerated Case + EWIs
Production (Mboe/d)
Free Cash Flow(1) ($MM)
Cash on Hand ($MM)
80
70
60
50
40
30
20
10
0
$100
$50
$0
-$50
-$100
-$150
-$200
-$250
$500
$400
$300
$200
$100
2016E
2017E
2018E
12/01/15 Strip

Assumptions:

- ~ 75 Wells Drilled In Catarina per Year
- ~ 30 Wells Drilled In Cotulla per Year
- $350 - $400 Million in Capital Spending per Year
- EWI divestment of $100 Million per year + divestment of Targa Gas Plant JV Interest

Highlights:

- EWI divestments and re-investment through drilling provides a potential path to positive free cash flow by 2018 at the assumed price deck*
- Cash balance potential of >$200 Million in 2018 at 12/01/15 strip

** Price Deck: Oil($/bbl) / Gas($/Mcf): 2016: $53.00/$2.75; 2017: $59.00/$3.00; 2018: $61.00/$3.50; Assumes NGL Pricing @ 25% of WTI*

*** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties*

**** Free Cash Flow is a non-GAAP financial Measure see "Non-GAAP Reconciliation and Measures"*

(1) Free Cash Flow includes proceeds from EWI divestments

Execution of Vision and Strategy



Base Case – 2 Rig Plan
Accelerated Case – 4 Rig Plan
Accelerated Case + EWIs
Production (Mboe/d)
Free Cash Flow(1) ($MM)
Cash on Hand ($MM)
80
70
60
50
40
30
20
10
0
2016E
2017E
2018E
$100
$50
$0
-$50
-$100
-$150
-$200
-$250
$500
$400
$300
$200
$100
12/01/15 Strip

* Price Deck: Oil($/bbl) / Gas($/Mmbtu): 2016: $53.00/$2.75; 2017: $59.00/$3.00; 2018: $61.00/$3.50; Assumes NGL Pricing @ 25% of WTI

** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties

*** Free Cash Flow is a non-GAAP financial Measure see "Non-GAAP Reconciliation and Measures"

(1) Free Cash Flow includes proceeds from EWI divestments

Questions

Operations & Cost Structure


Manufacturing Focus
Data Driven
Extensive Experience
Technical and Commercial Effectiveness
Process and Systems Oriented
Consistent Results

Sustainable Low Cost Position

Sustainable cost leadership is something we believe is not just consistent with our commercial culture, but is indeed demanded by it!

- Basin-Centric Operations
  - Contiguous acreage with significant drilling inventory
  - Lease opportunities providing level-loaded activities
- Execution Competencies
  - Experienced staff with prior down-market knowledge
  - Service & operator-side backgrounds
- Direct Sourcing Capabilities
  - De-bundled assessments & trials
  - Selective optionality for changing times/markets
- Unit Based
  - Initial consideration (processes being restricted)
  - Disciplined approach with rigorous negotiations
- Process Oriented
  - No changes in functional recipes
  - Optimization of parallel & flat-time processes


Basin-Centric Operations
Execution Competencies
Direct Sourcing Capabilities
Unit Based
Process Focused
Sustainable Cost Structure

2015 Cost Reduction Process and Results

SN employs a de-bundled sourcing strategy combined with discretionary resource management to accelerate a sustainable and competitive cost structure


Utilizing Direct Sourcing on 100% of Wells
45% Decrease in Time-Sensitive Costs
55% Decrease in Total Well Costs

Strategy Drives Sustainability

Procurement Focus

- **Innovative procurement**
  - Detailed process mapping
  - Granular itemization of cost entities
  - Leverage of anchor-based services
  - Direct sourcing of selected services/materials
  - Bundling optionality for changing markets

Process Focus

- **Leveraging proprietary planning system**
  - Ensure project scope, timing and execution
- **Optimizations from manufacturing processes**
  - Project management/assembly line ownership
  - Established expectations & quality controls
  - Line management accountabilities (0.38 TRIR, 33% decrease from 2013)

Direct Sourcing Advantages

Completion Example: Direct Sourcing Commodities

Pre-Direct Sourcing	Direct Sourcing



SN
Frac Services Vendor
Acid
Sand
Fuel
Logistics
Chemicals



Frac Services-HHP & Crew only
Chemicals Vendor
Acid Vendor
SN
Logistics Vendor
Sand Vendor
Fuel Vendor

- Flexibility in service providers
- Reveals analysis transparency for:
  - Value chains
  - Gaps in efficiencies
- Frac services reduced to horsepower
- Eliminates handling & mark-up costs

Proppant Volume and Cost Over Time



Proppant per Lateral Ft. (lbs)
Proppant Cost per lb.
Proppant Cost per lb. ($)
$0.24
$0.20
$0.16
$0.12
$0.08
$0.04
$0.00
2,000
1,600
1,200
800
400
0
Proppant per Lateral Ft. (lbs)
2012
2013
2014
2015

Manufacturing Process Advantages



PROJECT ENGINEER 1
PROJECT ENGINEER 2
WSM 1
WSM 2
PAD 1
PAD 2
2011-2013
PROJECT ENGINEER 1
PROJECT ENGINEER 1
PROJECT ENGINEER 2
COMPLETION SUPPORT
WSM 1
WSM 2
WSM 3
PAD 1
PAD 2
PAD 3
2014
PROJECT ENGINEER 1
PROJECT ENGINEER 1
PROJECT ENGINEER 2
PROJECT ENGINEER 2
PROJECT ENGINEER 2
COMPLETION SUPPORT
PAD 1
PAD 2
PAD 3
PAD 4
PAD 5
FRAC PREP TEAMS (2)
FRAC TEAMS (1)
FLOWBACK (1)
MILLOUT TEAMS (1)
WATER TRANSFER TEAM (1)
2015 - Current

ASSEMBLY LINE BENEFITS

- Project management alignment
- Well-site management consistencies
- Vendor consistencies
- Ancillary equipment synergies
- Accelerates task knowledge
- Cost justifications & accuracies
- Commercial competencies
- Cross-functional accountabilities
- Scalabilities

Cost Execution - Catarina


~$7.4 MM
Lift
Facilities
Drilling
Completions
~55% Decrease
~$3.5M
2014 Well Cost
2015 Well Cost*
15% Sustainable Process & Design Savings
12% Sustainable Unit Cost Savings
28% Unit Cost Savings at Risk for Inflation
(De-Bundled Sourcing & Discretionary Resource Management)

Half of 2015 Cost Savings are expected to be **Sustainable**

*Based on 4Q 2015 average well cost; costs include well site facilities and estimated artificial lift.

Retained Savings - Catarina


Half of 2015 Cost Savings are expected to be Sustainable
15% Sustainable Process & Design Savings
12% Sustainable Unit Cost Savings
28% Unit Cost Savings at Risk for Inflation
Reduced NPT
Optimized Flat Times
SIMOPS & Other Parallel Activities
“Dumb Iron”
At Risk for Inflation
“Dumb Iron”
Water Transfer
Frac Stacks
Zipper Manifolds
Flowback
Service Tanks
Light Plants
Work Strings
Choke Manifolds
Sand Separators
Pressure Washers
Guard Shacks
Generators
Transformers
Gas Busters
Flare Lines
“Smarter Iron”

Drilling Optimizations - Catarina

- **Quality and Efficiency**
  - Reduction of non-productive & flat times
    - Spud to TD (15 to <7 days)
    - Spud to RR (17 to 10 days)
    - RR to RR (19 to 12 days)
  - Spudder rig vs. batch drilling
    - $90M unit savings
    - $60M time-sensitive savings
- **Direct Sourcing**
  - Competing technical and market-driven tradeoffs

    Example: Conventional BHA's vs. RSS
    - Same or greater P-rates
    - 2/3rd's less cost
    - In-zone steering incentives

    Example: Mud products & engineering
    - Leverage cross-functional chemicals
- **Service Sector Support**
  - Aggressive switch-abilities
  - Assessing granularity of vendor costs

Drilling Total Cost



Drilling Cost ($MM)
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$2.8
38% Reduction
$1.8
Prior Operator
1Q 2015
2Q 2015
3Q 2015
4Q 2015

Drilling Cost per Foot



Cost per foot ($)
$200
$150
$100
$50
$0
$197
41% Reduction
$116
Prior Operator
1Q 2015
2Q 2015
3Q 2015
4Q 2015

Completion Optimizations - Catarina

- **Quality and Efficiency**
  - Reduction of non-productive time
  - Increased stages per day by 50% with no significant design changes
  - Scalable manufacturing processes
- **Direct Sourcing**
  - Spot market tradeoffs
  - Logistical controls & optionality's
  - Service/product consistencies
  - Granular commodity intelligence
- **Service Sector Support**
  - Internal vendor efficiencies
  - Firm expectations & deadlines
  - Aggressive switch-abilities
  - Control "level-loaded" services
    - Purchase options
    - Contract leverages

Average Completion Cost per Stage



Total Completion Cost ($MM)
$6
$5
$4
$3
$2
$1
$0
Cost
Cost Per Stage
> 60% Reduction
$4.8
$1.8
4Q 2014
1Q 2015
2Q 2015
3Q 2015
Q4 2015
$200
$150
$100
$50
$0
Cost per Stage ($M)

Percent Lateral Completed per Day



% Lateral Completed per Day
30%
25%
20%
15%
10%
5%
Efficiencies normalized by lateral length increased by ~50% with no change to zipper stimulation and recipe.
18%
27%
3Q 2014
4Q 2014
1Q 2015
2Q 2015
3Q 2015
4Q 2015

Cost Structure Enhances Investment Opportunities

Catarina


Drilling
Completions
Facilities
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
($MM)
60% Reduction
Previous Operator
2014
1Q15
2Q15
3Q15
4Q15
2016E

Cotulla


Drilling
Completions
Facilities
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
($MM)
58% Reduction
Previous Operator
2013
2014
2015
2016E

Marquis


Drilling
Completions
Facilities
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
($MM)
65% Reduction
2012
2013
2014
2015
2016E

Wycross


Drilling
Completions
Facilities
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
($MM)
55% Reduction
Previous Operator
2014
2015
2016E

Asset Development

Eagle Ford Shale Position

SN Position Summary (12/31/15)	
Net Acres	~200,000
FY15 Production (Boe/d)(1)	~52,500
Operated Rigs	2
Non-Operated Rigs	0
Gross Producing Wells	621



Eagle Ford
SN Leases
Oil
Condensate
Dry Gas
Marquis
Palmetto
Maverick
Wycross
Alexander Ranch
Cotulla
Catarina
HAYS
CALDWELL
BASTROP
FAYETTE
COLORADO
GUADALUPE
GONZALES
UVALDE
MEDINA
WILSON
DE WITT
JACKSON
ZAVALA
FRIO
ATASCOSA
KARNES
VICTORIA
GOLIAD
CALHOUN
DIMMIT
LA SALLE
MCMULLEN
BEE
LIVE OAK
REFUGIO
WEBB
DUVAL
JIM WELLS
NUECES
SAN PATRICIO
ARANSAS

(1) 2015 production is updated for unaudited estimated production

Asset Development Delivering Strong Results



Production Growth (Boe/d) : CAGR from 1Q12: ~213%
Key Acquisitions
Hess $280 million
Key Acquisitions
Wycross $230 million
Key Acquisitions
Shell $639 million
Boe/d
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1Q 2Q 3Q 4Q
2012
1Q 2Q 3Q 4Q
2013
1Q 2Q 3Q 4Q
2014
1Q 2Q 3Q 4Q
2015

(1) *2015 production is updated for unaudited estimated production*

Catarina Asset

Catarina Operational Update (12/31/15)	
Total Net Acres	~106,000
Average Operated Working Interest	100%
Average Net Revenue Interest	75%
Planned Well Spacing (Acres)	30 - 100
Net Identified Drilling Locations	1,388 - 1,650
Gross Wells On Production	287


BLANCO
KENDALL
COMAL
HAYS
CALDWELL
BASTROP
FAYETTE
COLORADO
GUADALUPE
San Antonio
BEXAR
GONZALES
LAVACA
WILSON
DE WITT
JACKSON
ATASCOSA
KARNES
VICTORIA
ZAVALA
FRIO
GOLIAD
DIMMIT
LA SALLE
MCMULLEN
LIVE OAK
BEE
WEBB
DUVAL
JIM WELLS
NUECES
SAN PATRICIO
Eagle Ford
SN Leases
Oil
Condensate
Dry Gas

Catarina Overview

Upper Eagle Ford

- 150+ Potential Locations
- 7 wells in stacked pilots drilled to date
- High oil yields of 250 Bbl/MMcf

Middle Eagle Ford

- 500+ potential Locations
- Large Stacked Pay Application
- Production in line with LEF Type Curve

Lower Eagle Ford

- 700+ Potential Locations
- 600-1200 Mboe EUR
- Extension into South Central



Eastern Catarina
Western Catarina
South Central Catarina
20 MILES
300' THICK

Maximizing Catarina Hydrocarbon Recovery

SN Development & Appraisal Plan Results in Potential for Significantly Increased Value


Western Development
Western Vertical Integration
South Central Appraisal
Eastern Exploration
Potential Recovery Per Acre
Lower Eagle Ford Infill
Completion Optimization of Middle Eagle Ford
Targeting Lateral Placement
Stacked Zone Development of Upper Eagle Ford
South Central Appraisal
East Exploration

Western Catarina Well Results

- SN operated Lower Eagle Ford ("LEF") and Middle Eagle Ford ("MEF") wells in Catarina have continued to exhibit strong performance and have sustained rates above original LEF Type Curve
- SN operated wells average production results are ~40% greater than results from the prior operator
  - Results consist of 89 wells in total: 45 LEF wells, 44 MEF wells

Cumulative Boe



Cum Boe
100,000
75,000
50,000
25,000
0
0
20
40
60
80
100
120
140
160
180
Infill
Prior Operator
SW
Producing Days

Western Catarina Decline Curves



Gas Rate Mcf/d
6,000
4,000
2,000
1,000
600
400
200
100
60
40
20
20
40
60
80
100
120
140
160
180
LEF
M/LEF
MEF
Producing Days

Western Catarina Completions

- SN has realized strong production results as compared to offset wells results in Catarina
  - e.g. Piloncillo D20 pad as depicted below was drilled by the previous operator and completed by SN
- Optimized fluid and proppant design facilitates transportation of proppant further within the induced Stimulated Reservoir Volume
  - Fluid design improves the effectiveness of distribution through high suspensory characteristics
  - Engineered proppant selection and delivery methodology results in more effective reservoir drainage throughout the Stimulated Reservoir Volume

Completion Design Resulting In Improved Results



Standard Completion Design
SN Completion Design
Proppant Density lb/ft3
0
Distance from Wellbore

Average Well On D20 Pad Outperforming Offsetting Pads



SN Well Results
Offset Well Results
Cum Production (Primary Phase - Mcf)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
0
20
40
60
80
100
120
140
160
180
Producing Days

Western Catarina Tight Target Tolerance

- Application of extensive well pre-planning via 3D seismic, pilot wells & static model
- Target windows of 15 feet allows for faster drilling and more efficient completions



AC
Upper EF
Middle EF
Lower EF
BUDA
600'
300'
~32'
~106'
~130'
~23'



Gamma ray [gAPI]
Symbol legend
Midway
Escondido
Olmos
SanMiguel
Anacacho
Anacacho1
Anacacho2
AC
AC E
EF
EF alt
EF2
EF3
Buda
PILONCILLO A16HZ
PILONCILLO A16HX
PILONCILLO A16HY
PILONCILLO A16HX PILOT

Western Catarina Development

- Mix of LEF & MEF infill locations depending upon prior well penetration
- Stacking in LEF and MEF for step outs
- Increase in type curve from ~600 Mboe to ~750 Mboe
- Eastern limit being extended into Central Area beyond LEF presence
- 650+ location inventory



AC
Middle EF
Lower EF
BUDA
300'
600'
~50'
~124'
~25'
DIMMIT
LA SALLE
WEBB
DEVELOPMENT PLAN
TARGET
LOWER
MIDDLE
CATARINA DRILLED WELLS

WESTERN CATARINA		
Oil	IP (Bbl/d)	200
	Initial Decline (%)	65.0%
	Oil EUR (Mbbl)	158
Gas	IP (Mcf/d)	3,000
	Initial Decline (%)	65.0%
	Gas EUR (MMcf)	2,363
NGL	NGL Yield (bbl/MMcf)	125
	NGL EUR (Mbbl)	295
3 Stream EUR (Mboe)		**748**
% Oil		*21%*
Well Cost ($M)		$3,300
NPV10 ($M)		$1,696
IRR (%)		37%

**Based on $55/Bbl Oil; $3.50/Mcf Gas; Assumes NGL Pricing @ 25% of WTI*

Western Catarina Type Curve



Gas Rate (Mcf/d)
6,000
4,000
2,000
1,000
600
400
200
0
20
40
60
80
100
120
140
160
180
Producing Days

Vertical Expansion of Catarina Development

Upper Eagle Ford (“UEF”)

- 150+ potential locations
- 7 wells in stacked pilots drilled to date
- High oil yields of 250 Bbl/MMcf


PEFZ
TVD
AO10
XPHI_LS
Sw_simple
HCGR
AO90
SPHI
SW simple


Upper Eagle Ford


20 MILES
300’ THICK

Upper Eagle Ford Vertical Growth

- High oil yields, with comparable gas rates to MEF
- Recent IP's: 500 Bbl/d, 2,000 Mcf/d
- 150+ location inventory
- Expansion into central area



AC
Upper EF
Middle EF
Lower EF
BUDA
600'
300'
~32'
~106'
~130'
~23'
AC
Upper EF
Middle EF
Lower EF
BUDA
600'
300'
~30'
~135'
~92'
DIMMIT
WEBB
DEVELOPMENT PLAN
TARGET
UPPER
CATARINA DRILLED WELLS

UEF		
Oil	IP (Bbl/d)	500
	Initial Decline (%)	80.0%
	Oil EUR (Mbbl)	209
Gas	IP (Mcf/d)	2,000
	Initial Decline (%)	80.0%
	Gas EUR (MMcf)	836
NGL	NGL Yield (bbl/MMcf)	125
	NGL EUR (Mbbl)	105
3 Stream EUR (Mboe)		**419**
% Oil		*50%*
Well Cost ($M)		$3,300
NPV10 ($M)		$1,255
IRR (%)		36%

**Based on $55/Bbl Oil; $3.50/Mcf Gas; Assumes NGL Pricing @ 25% of WTI*

Upper Eagle Ford Catarina Cum Oil



LEF
MEF
UEF
Cum Oil (Bbl)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
0
50
100
150
200
250
UEF Oil Yield= 250 Bbl / MMcf
Producing Days

South Central Appraisal Success

Data Driven South Central Appraisal & Development





At Acquisition


0 1,875 3,750 7,500 11,250 15,000
Feet
Shell Drilled

SN Appraisal


0 1,875 3,750 7,500 11,250 15,000
Feet
SN Appraisal
Shell Drilled

SN Development Plan


0 1,875 3,750 7,500 11,250 15,000
Feet
SN YE2015 - 2016 Development
SN Drilled
Shell Drilled
Future Development Opportunity

South Central Catarina

- Excellent rates and projected EURs
- Unvalued at acquisition
- Stacking in LEF to MEF
- Southern rim transition from West to East Catarina
- Q4 2015 / 2016 Appraisal and Development Focus
- 200+ location inventory



AC
Middle EF
Lower EF
BUDA
540'
1080'
~100'
~124'
~25'
DIMMIT
LA SALLE
WEBB
DEVELOPMENT PLAN
TARGET
MIDDLE
CATARINA DRILLED WELLS

SC CATARINA		
Oil	IP (Bbl/d)	440
	Initial Decline (%)	78.0%
	Oil EUR (Mbbl)	241
Gas	IP (Mcf/d)	4,900
	Initial Decline (%)	72.0%
	Gas EUR (MMcf)	3,449
NGL	NGL Yield (bbl/MMcf)	125
	NGL EUR (Mbbl)	431
3 Stream EUR (Mboe)		**1,103**
% Oil		*22%*
Well Cost ($M)		$3,600
NPV10 ($M)		$3,623
IRR (%)		81%

Catarina South Central Type Curve



Gas Rate (Mcf/d)
5,500
4,500
3,500
2,500
1,500
500
0
20
40
60
80
100
120
140
160
180
Producing Days

**Based on $55/Bbl Oil; $3.50/Mcf Gas; Assumes NGL Pricing @ 25% of WTI*

South Central Catarina Well Economics

WTI Oil Price ($/Bbl)

HH Gas Price($/Mcf)	$45	$55	$65
$2.50	33% IRR $1,375M NPV	61% IRR $3,143M NPV	96% IRR $4,364M NPV
$3.50	53% IRR $2,489M NPV	81%IRR $3,623M NPV	100%+ IRR $4,595M NPV
$4.50	76% IRR $3,612M NPV	100%+ IRR $5,401M NPV	100%+ IRR $6,629M NPV

NGL Price Assumption = 25% WTI Oil

** Sensitivity based on $3.6MM well cost. This includes well site facilities and an estimate for future artificial lift*

*** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties*

Eastern Catarina Lower Eagle Ford Appraisal

- 6 wells drilled and completed to date (stacked LEF)
- C5 wells outperforming area offset wells; flat decline after 9 months
- Evaluating well performance, targeting, completion metrics and production: lower declines to date
- Apply lessons from South Central and Western Areas
- 350+ location inventory


DIMMIT
WEBB
LA SALLE
C5 PAD
DEVELOPMENT PLAN
TARGET
LOWER
CATARINA DRILLED WELLS


PEFZ
HCGR
HSGR
Spectral fill
Gamma ray
CLCP
CLC
CLAY
Quartz
Carb+Clay+pyrite
Carb+clay
Clay
TVD
SW
CORE_SW
SW_simple
BVI
BVW
CORE_PHI_DRY
PHIE
Color fill
Hydrocarbons
9150
9200
9250
9300
9350


Eastern Catarina Cumulative Boe
SN C5 Well Results
SN Well Results
Offset Well Results
Cumulative Gas (Mcf)
Producing Days
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
100,000
0
20
40
60
80
100
120
140
160
180
200
220
240
260
280
300

Continuous Location Growth

Catarina Development Potential[3]			
	Engineered[1]	Contingent[2]	Total
At Acquisition	162	0	162
9/30/15	808	580	1,388

28 Years of Drilling Inventory at 50 Wells Per Year



EXPLORATION
VALUE
Infill
Offset

At Acquisition



DIMMIT
LA SALLE
WEBB
DEVELOPMENT PLAN
DEVELOPMENT PLAN
TARGET
LOWER
MIDDLE
UPPER
CATARINA DRILLED WELLS

Current Development Plan

(1) *Engineered Locations – SEC Proved locations + locations that are geologically un-risked but do not qualify as SEC PUDs due to factors such as assumed drill timing*
(2) *Contingent Locations – Drilling Locations have a between a 75% and 90% chance of being commercially economic at the assumed price deck*
(3) *Does not include prospective locations*

Cotulla Asset

Cotulla Operational Update (12/31/15)	
Total Net Acres	~51,000
Average Operated Working Interest	88%
Average Net Revenue Interest	66%
Planned Well Spacing (Acres)	40 – 75
Net Identified Drilling Locations	300 – 400
Gross Wells On Production	145



BLANCO
KENDALL
COMAL
HAYS
BASTROP
CALDWELL
FAYETTE
COLORADO
GUADALUPE
San Antonio
BEXAR
GONZALES
LAVACA
WILSON
DE WITT
JACKSON
ATASCOSA
KARNES
VICTORIA
ZAVALA
FRIO
GOLIAD
DIMMIT
LA SALLE
MCMULLEN
BEE
LIVE OAK
WEBB
DUVAL
JIM WELLS
NUECES
SAN PATRICIO
Eagle Ford
SN Leases
Oil
Condensate
Dry Gas

Cotulla Area Development & Appraisal

Focus on Northern Play Area

- Drilled 3 new producers in 2014
- Drilled 6 new producers in 2015
- $40 - $50 Million Capex (15 wells) anticipated in 2016 for further appraisal and development


WILSON
Maverick
ZAVALA
FRIO
ATASCOSA
Wycross
Alexander Ranch
DIMMIT
LA SALLE
MCMULLEN

Eagle Ford Paleogeography Key to Cotulla


EAGLE FORD ISOPACH
LINE OF SECTION
Uvalde
Medina
Bexar
Comal
Guadalupe
Caldwell
Bastrop
Gonzales
Lavaca
Wilson
De Witt
Karnes
Atascosa
Frio
Zavala
Dimmit
La Salle
McMullen
Live Oak
Goliad
Bee
San Patricio
Webb
EAGLEFORD ISOPACH
SN LEASES
EF ISOPACH
200 FT
175
150
125
100
75
50
25
<25


SN OPERATING LLC
MARK & SANDRA
MESTENA OPERATNG LTD
HARGIS
SANCHEZ O G
HAUSSER
GR
VSH
ILD
AF90
AT90
NPHI
DPHI
SW
EAGLE_FORD [PT]
LOWER_EAGLE_FORD [PT]
BUDA [PT]
DEL_RIO [PT]
GEORGETOWN [PT]

Maverick Regional

- Eagle Ford high porosity & oil saturation unlocked through completion design
- 2016 Appraisal focus
- 150+ well inventory



ZAVALA
FRIO
DIMMIT
LA SALLE

MAVERICK		
Oil	IP (Bbl/d)	473
	Initial Decline (%)	68.5%
	Oil EUR (Mbbl)	345
Gas	IP (Mcf/d)	125
	Initial Decline (%)	70.0%
	Gas EUR (MMcf)	87
NGL	NGL Yield (bbl/MMcf)	127
	NGL EUR (Mbbl)	11
3 Stream EUR (Mboe)		**367**
% Oil		*94%*
Well Cost ($M)		$3,000
NPV10 ($M)		$3,439
IRR (%)		84%

Maverick Type Curve



Oil Rate (Bo/d)
800
700
600
500
400
300
200
100
0
20
40
60
80
100
120
140
160
180
200
Producing Days

**Based on $55/Bbl Oil; $3.50/Mcf Gas; Assumes NGL Pricing @ 25% of WTI*

Maverick Well Economics

WTI Oil Price ($/Bbl)

HH Gas Price($/Mcf)	$45	$55	$65
$2.50	47% IRR $1,843M NPV	83% IRR $3,418M NPV	100%+ IRR $4,992M NPV
$3.50	47% IRR $1,870M NPV	84% IRR $3,439M NPV	100%+ IRR $5,020M NPV
$4.50	48% IRR $1,898M NPV	85% IRR $3,474M NPV	100%+ IRR $5,048M NPV

NGL Price Assumption = 25% WTI Oil

** Sensitivity based on $3.0MM well cost. This includes well site facilities and an estimate for future artificial lift*

*** This slide contains forward looking statements. Please see relevant disclosure on the first slide of this presentation. The Company cannot assure you that it will be able to accomplish all of these goals, metrics, or opportunities, all of which are subject to significant risks and uncertainties*

Wycross

- Eagle Ford high porosity & oil saturation
- Stagger infill at 40 acre spacing
- 50+ location inventory

WYCROSS		
Oil	IP (Bbl/d)	850
	Initial Decline (%)	84.5%
	Oil EUR (Mbbl)	314
Gas	IP (Mcf/d)	850
	Initial Decline (%)	84.5%
	Gas EUR (MMcf)	314
NGL	NGL Yield (bbl/MMcf)	83
	NGL EUR (Mbbl)	26
3 Stream EUR (Mboe)		**369**
% Oil		*85%*
Well Cost ($M)		$3,000
NPV10 ($M)		$2,090
IRR (%)		30%

**Based on $55/Bbl Oil; $3.50/Mcf Gas; Assumes NGL Pricing @ 25% of WTI*


Wycross Area Activity
McMullen
Miles

Wycross Type Curve


Oil Rate (Bbl/d)
1,000
600
400
200
100
60
40
20
0
50
100
150
200
250
300
350
Producing Days

Palmetto Asset

Palmetto Operational Update (12/31/15)	
Total Net Acres	~8,500
Average Working Interest	50%
Average Net Revenue Interest	37.5%
Planned Well Spacing (Acres)	50
Net Identified Drilling Locations	150 – 250
Gross Wells On Production	72


BLANCO
KENDALL
HAYS
BASTROP
COMAL
CALDWELL
FAYETTE
COLORADO
GUADALUPE
San Antonio
BEXAR
GONZALES
LAVACA
WILSON
DE WITT
JACKSON
ZAVALA
FRIO
ATASCOSA
KARNES
VICTORIA
GOLIAD
DIMMIT
LA SALLE
MCMULLEN
LIVE OAK
BEE
WEBB
DUVAL
JIM WELLS
NUECES
SAN PATRICIO
Eagle Ford
SN Leases
Oil
Condensate
Dry Gas

Palmetto

- Non-operated partner with Marathon Oil
- 4 well LEF – UEF staggered completion in 1Q 2016
- 4 additional wells planned for 2016
- 175+ location inventory


Palmetto Area Activity
Gonzales
De Witt

PALMETTO		
Oil	IP (Bbl/d)	700
	Initial Decline (%)	75.0%
	Oil EUR (Mbbl)	442
Gas	IP (Mcf/d)	840
	Initial Decline (%)	75.0%
	Gas EUR (MMcf)	520
NGL	NGL Yield (bbl/MMcf)	127
	NGL EUR (Mbbl)	66
3 Stream EUR (Mboe)		**576**
% Oil		*77%*
Well Cost ($M)		$5,500
NPV10 ($M)		$3,566
IRR (%)		47%

Palmetto Type Curve


Oil Rate (Bo/d)
1,000
600
400
200
100
60
40
20
0
50
100
150
200
250
300
350
Producing Days

**Based on $55/Bbl Oil; $3.50/Mcf Gas; Assumes NGL Pricing @ 25% of WTI*

Marquis Asset

Marquis Operational Update (12/31/15)	
Total Net Acres	~34,000
Average Operated Working Interest	100%
Average Net Revenue Interest	75%
Planned Well Spacing (Acres)	75 – 100
Net Identified Drilling Locations	150 – 200
Gross Wells On Production	103


BLANCO
KENDALL
HAYS
COMAL
CALDWELL
BASTROP
GUADALUPE
San Antonio
BEXAR
GONZALES
LAVACA
WILSON
DE WITT
JACKSON
ZAVALA
FRIO
ATASCOSA
KARNES
VICTORIA
GOLIAD
DIMMIT
BEE
LA SALLE
MCMULLEN
LIVE OAK
WEBB
DUVAL
JIM WELLS
SAN PATRICIO
NUECES
Eagle Ford
SN Leases
Oil
Condensate
Dry Gas

Marquis

- Preparing 60 acre stacking pilot in LEF - UEF
- 3 casing string design throughout majority of area
- Well costs from $3.7MM to $4.2MM
- 150+ well location inventory



Marquis Area Activity
Fayette
Gonzales
Lavaca
Miles

MARQUIS		
Oil	IP (Bbl/d)	1,030
	Initial Decline (%)	90.0%
	Oil EUR (Mbbl)	251
Gas	IP (Mcf/d)	895
	Initial Decline (%)	89.0%
	Gas EUR (MMcf)	239
NGL	NGL Yield (bbl/MMcf)	155
	NGL EUR (Mbbl)	37
3 Stream EUR (Mboe)		**314**
% Oil		*80%*
Well Cost ($M)		$4,200
PV10 ($M)		$951
IRR (%)		23%

Marquis Type Curve



Oil Rate (Bbl/d)
1,000
600
400
200
100
60
40
20
10
6
4
2
0
20
40
60
80
100
120
140
160
180
200
220
240
Producing Days

**Based on $55/Bbl Oil; $3.50/Mcf Gas; Assumes NGL Pricing @ 25% of WTI*

Questions

Financial Review

Investor Focus Changes During Downturn

Summer 2014
ALL ABOUT INCOME STATEMENT AND GROWTH!!!

- How fast can you grow???
- How quickly can you add more rigs to bring NAV forward?
- Why wouldn't you raise more debt to accelerate drilling further?
- How can you drive down costs further to increase returns?
- What additional acquisitions are available?

Winter 2015
ALL ABOUT BALANCE SHEET AND STAYING POWER!!!

- Liquidity, Liquidity, Liquidity!!!
- How quickly can you reduce rigs and minimize cash outflow?
- How much do you need to spend to maintain production flat?
- How can you drive down costs further to preserve cash and are returns positive?
- How do you think about acquisitions in this environment?

Futures Curve Not Always the Best at Predicting Prices

"You can't predict. You can prepare."



$150
$130
$110
$90
$70
$50
$30
WTI Crude Oil Price ($/Bbl)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
WTI Spot Actuals
WTI Forward Strip Pricing (Trough)
WTI Forward Strip Pricing (Peak)

Financial Strategy Through the Cycle

Up Cycle

- Overfund with cheaper capital
- Long-term financing
- Focus on costs and operational flexibility
- Ensuring discretionary capital to fund growth
- Strategic Positioning: High growth, high return operator

Down Cycle

- Maintain core liquidity
- Maintain multiple sources of financing and ensure significant covenant headroom
- Cost, Cost, Cost!
- Implement your downside case plan
  - Cut CapEx to a minimum
- Strategic Positioning: Low cost consolidator

Financing Acquisitions for the Long Term

SN financed acquisitions and drilling expenditures with more permanent capital to match asset duration while maintaining untapped borrowing base for additional liquidity


($ MM)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Purchase Price
High Yield
Preferred
Purchase Price
High Yield
Common
Purchase Price
High Yield
HY Tack On
Common
Cotulla Acquisition
Spring 2013
Wycross Acquisition
Fall 2013
Catarina Acquisition
Summer 2014

Extended Debt Maturity Runway

- No bonds maturing for the next 5 years
- Bank revolver currently undrawn
- Robust covenant headroom
  - High Yield has no financial maintenance covenants
  - Revolver financial maintenance covenants are:
    - 1.0x Current Ratio
    - 2.25x Senior Secured Debt/LTM EBITDA



($ MM)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$300
$600
$1,150
2016
2017
2018
2019
2020
2021
2022
2023
Undrawn Revolver
7.75% Senior Notes
6.125% Senior Notes

Note: 7.75% Senior Notes mature June 2021; 6.125% Senior Notes mature January 2023

2016 Guidance Summary

- **Expected 2016 production to range between 48,000 and 52,000 Boe/d and expected 1Q16 production to range between 48,000 and 52,000 Boe/d**
  - Subsequent quarterly production will fluctuate due to the effects of pad drilling (typical pad size will vary between 5 and 10 wells per pad)

- **Historic Results, Actual Results and 2016 Guidance:**

	Actual				Guidance		
	4Q 2014	1Q 2015	2Q 2015	3Q 2015	4Q 2015[1]	1Q 2016	FY 2016
Production Volumes:							
Oil (Bbls/d)	19,815	19,822	21,066	18,163	19,488	16,000 - 17,333	16,000 - 17,333
NGLs (Bbls/d)	12,098	12,456	16,121	16,402	18,016	16,000 - 17,333	16,000 - 17,333
Natural Gas (Mcf/d)	71,967	77,689	100,385	109,674	123,665	96,000 - 104,000	96,000 - 104,000
Barrel of Oil Equivalent (Boe/d)	43,908	45,226	53,918	52,844	58,115	48,000 - 52,000	48,000 - 52,000
Unhedged Price Realizations:							
Oil (% of NYMEX WTI)	93.3%	87.2%	89.6%	89.5%			
NGLs (% of NYMEX WTI)	28.3%	25.5%	20.8%	24.3%			
Natural Gas (% of NYMEX HH)	98.7%	107.8%	95.6%	119.4%			
Realized Gain/(Loss) on Derivatives ($MM)	$15.3	$29.4	$28.1	$39.5			
Production Costs:							
Cash Production Expense ($/Boe)[2]	$7.27	$8.39	$7.27	$8.30	$9.75 - $10.75	$8.75 - $9.75	$8.75 - $9.75
Non-Cash Production Expense ($/Boe)	N/A	N/A	N/A	N/A	N/A	$0.80 - $0.90	$0.80 - $0.90
Production & Ad Valorem Taxes (% of O&G Revenue)	5.00%	7.84%	5.88%	2.65%	5% - 6%	5% - 6%	5% - 6%
Cash G&A ($/Boe)[3]	$3.90	$3.38	$2.87	$3.19	$3.00 - $3.50	$2.75 - $3.25	$2.75 - $3.25
DD&A Expense ($/Boe)	$27.92	$25.22	$21.34	$18.34			
Interest Expense ($MM)	$31.7	$31.6	$31.5	$31.4	$30.0	$30.0	$120.0
Preferred Dividend ($MM)	$4.0	$4.0	$4.0	$4.0	$4.0	$4.0	$16.0

(1) 4Q 2015 production volume guidance is updated for preliminary unaudited production
(2) Cash Production Expense guidance relates only to production expense as reported on the cash flow statement and does not include the effect from deferred gain. See following slide for detailed Production Expense guidance.
(3) Cash G&A excludes stock based compensation of ~($13.1) million, ~$7.7 million, ~$7.8 million and,~$0.4 million for 4Q 2014, 1Q 2015, 2Q 2015 and 3Q 2015, respectively

2016 Detailed Production Expense Guidance

- SN received $345 Million in cash when the Western Catarina Midstream sale / leaseback closed in October 2015
- As part of that transaction, SN recognized an estimated ~$75 Million deferred gain
  - Deferred gain will be amortized over 5 years in a straight line manner
- This results in an estimated ~$15 Million annual noncash reduction of reported LOE on income statement
  - However, both Adjusted EBITDA and cash flow statement will exclude this noncash gain
- Estimated deferred gain is currently unaudited and subject to further review

	FY 2016	
	($ Million)	($/Boe)
Actual Cash Production Expense	$160 - $180	$8.75 - $9.75
Less: Non-Cash Gain Amortization	~$15	~0.82
Reported Income Statement Prod. Exp.	$145 - $165	$7.93 - $8.93

NOL "Rights Plan"

- **SN had a $657 million Net Operating Loss as of 9/30/15**
  - Valuable asset since NOL can offset future income taxes
- **Significant changes in equity ownership could trigger IRS limitations on future NOL usage**
  - Particularly complicated rules around ownership of preferred shares
- **In July 2015, SN implemented a NOL "Rights Plan"**
  - Highly visible message to potential shareholders who may buy or currently own > 4.9% of SN
  - Any shareholder who buys > 4.9% of SN without prior board approval would be subject to significant dilution through the exercise of rights by other shareholders
  - Automatically expires after 3 years from date of adoption
- **Similar to NOL rights plans of other public companies with significant NOLs relative to their market capitalization**
  - For example, several large banks, home builders and automotive companies enacted similar plans during 2008-2010 financial crisis

Oil Prices and Energy Capital Markets are Cyclical



Point of Maximum Commodity Risk
Euphoria
"Wow, I'm Smart!"
Anxiety
Thrill
Denial
Optimism
Fear
Relief
Excitement
Desperation
Hope
Panic
Optimism
Capitulation
Depression
"How could I be so wrong?"
Despondency
Point of Maximum Commodity Opportunity

Summary

Sustained Success: The Path Forward

Competitive Advantage	Strategy & Execution	Results

1. Balance Sheet Strength & Runway of Liquidity
2. SPP Relationship
3. Strong Asset Base
4. Low Cost Operations
5. Midstream Operations

6. Vision & Strategy
7. 2016 Guidance

8. Sustainability in a down cycle & high sensitivity to a rebound

Questions

Appendix

Capitalization Summary

- **Revolving credit facility (due June 2019)**
  - $500 million borrowing base with an elected commitment of $300 million and an interest rate of LIBOR + 1.50% - 2.50% as of 12/31/15
  - Financial Maintenance Covenants:
    - Maximum Senior Secured Debt to LTM EBITDA of 2.25x
    - Minimum Current Ratio of 1.0x
- **$600 Million of 7.75% senior unsecured notes (due June 2021)**
  - No liquidity or financial maintenance covenants
- **$1,150 Million of 6.125% senior unsecured notes (due January 2023)**
  - No liquidity or financial maintenance covenants
- **~$92 Million of 4.875% cumulative perpetual convertible preferred stock, series A**
  - Convertible into ~4.3 million shares of common stock ($21.51/share)
  - Mandatorily convertible after 10/5/17 if common stock trades above $27.96 for at least 20 out of 30 trading days
  - No liquidity or financial maintenance covenants
- **~$177 Million of 6.50% cumulative perpetual convertible preferred stock, series B**
  - Convertible into ~8.3 million shares of common stock ($21.40/share)
  - Mandatorily convertible after 4/6/18 if common stock trades above $27.82 for at least 20 out of 30 trading days
  - No liquidity or financial maintenance covenants
- **Common shares outstanding as of 12/31/15:**
  - Basic: 61.9 million
  - Fully diluted: 74.4 million (assuming full conversion of both series of preferred stock)

Summary Terms: Revolving Credit Facility

Borrower	Sanchez Energy Corporation
Guarantors	All existing and future direct and indirect domestic subsidiaries except for designated unrestricted subsidiaries
Facility	$1.5 billion Senior Secured Revolving Credit Facility $300 million Elected Commitment (out of $500 million Borrowing Base)
Maturity	June 30, 2019
Pricing	Pricing grid of Libor + 1.50% – 2.50% based upon utilization
Syndicate	16 banks with commitments ranging from $10.6 million to $30.6 million
Redeterminations	Semi-annual scheduled redeterminations with next scheduled redetermination in Spring 2016
Security	First priority mortgage interest on (i) at least 80% of the present value of proved reserves as of the most recent reserve report, (ii) 100% stock of restricted subsidiaries, and (iii) all other material property
Financial Maintenance Covenants	Maximum Sr. Secured Debt to EBITDA: 2.25x Minimum Current Ratio: 1.0x

** As of 12/31/15*

Summary Terms: Convertible Preferred

SN's Convertible Preferred Issues have Many Important Equity-Like Features

- Both the Series A and Series B Convertible Preferred issues have the following key equity-like features, which provide us with substantial financial flexibility:
  - Perpetual term
  - Mandatory conversion feature
  - No forced redemption
  - Payable in cash or common stock at our option
  - Junior to all existing and future indebtedness

Series A Convertible Preferred – Summary Terms

Principal	▪ $91.9 million
Dividend Rate	▪ 4.875%
Shares Outstanding	▪ 1.839 million
Key Features	▪ Cumulative ▪ Mandatorily Convertible (On or after October 5, 2017, subject to SN common stock trading at or above 130% of the conversion price for 20 of last 30 trading days) ▪ Non-redeemable ▪ Dividends payable in Cash or in Common Stock at SN's Option
Maturity	▪ Perpetual
Conversion Rights	▪ Convertible at any time at a rate of 2.325 shares of common stock per share of preferred stock (implying a conversion price of $21.51)

Series B Convertible Preferred – Summary Terms

Principal	▪ $176.4 million
Dividend Rate	▪ 6.500%
Shares Outstanding	▪ 3.528 million
Key Features	▪ Cumulative ▪ Mandatorily Convertible (On or after April 6, 2018, subject to SN common stock trading at or above 130% of the conversion price for 20 of the last 30 trading days) ▪ Non-redeemable ▪ Dividends payable in Cash or in Common Stock at SN's Option
Maturity	▪ Perpetual
Conversion Rights	▪ Convertible at any time at a rate of 2.337 shares of common stock per share of preferred stock (implying a conversion price of $21.40)

Hedge Summary As Of 12/31/15

Hedge Summary as of 12/31/2015				
Commodity	**Instrument**	**Period**	**Daily Volume (Bbls / MMBtu)**	**Average Price**
Oil	Swaps	January 1 - December 31, 2016	7,000	$70.11 WTI Swap
Oil	Puts	January 1 - December 31, 2016	11,000	$60.00 WTI Puts
Gas	Swaps	January 1 - December 31, 2016	99,154	$3.12 HHUB Swap
Gas	Swaps	January 1 - December 31, 2017	76,562	$3.00 HHUB Swap
Oil	Total Oil Hedged	Calendar Year 2016	18,000	
Oil	Total Oil Hedged	Calendar Year 2017	0	
Gas	Total Gas Hedged	Calendar Year 2016	99,154	
Gas	Total Gas Hedged	Calendar Year 2017	76,562	

Non–GAAP Reconciliation and Measures

Disclosure of Net Present Value ("NPV")

The Company presents the net present value (denoted "NPV" or "NPV10" in the presentation) of our reserves attributable to our Engineered and Contingent Locations as of September 30, 2015, which is equal to the present value, discounted at 10% per annum, of the estimated fair value of future cash flows of our these net of capital and operating costs, before deducting future income taxes. The Company has used a specified price deck and reserve classifications as described in this presentation. These assumptions do not coincide with SEC pricing or reserve classification guidelines. The Company does not believe NPV to be a "Non-GAAP financial measure," as defined in SEC rules, since GAAP does not provide for disclosure of the Standardized Measure as of an interim date or when using non-SEC guided assumptions and the Company believes there is no directly comparable GAAP measure; therefore it is not practicable to provide a reconciliation to any GAAP measure. The Company uses NPV as an arbitrary reserve asset value measure to compare against past reserve bases and the reserve bases of other business entities. NPV should not be considered as an estimate of fair market value or as an alternative to PV-10 or Standardized Measure. The Company's calculations of NPV are based on numerous assumptions that may change as a result of future activities or circumstances.

Explanation of Non-GAAP Measures

Adjusted EBITDA is defined by the Company as net income (loss) PLUS: (1) interest expense, including net losses (gains) on interest rate derivative contracts; (2) net losses (gains) on commodity derivatives; (3) net settlements received (paid) on commodity derivatives; (4) depletion, depreciation, amortization, and accretion; (5) stock-based compensation expense; (6) acquisition costs included general and administrative; (7) income tax expense (benefit); (8) loss (gain) on sale of oil and natural gas properties; (9) impairment of oil and natural gas properties; and (10) other non-recurring items that we deem appropriate; LESS: (1) premiums on commodity derivative contracts; (2) interest income; and (3) other non-recurring items that we deem appropriate.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess our operating performance as compared to that of other companies in our industry, without regard to financing methods, capital structure, or historical cost basis. It is also used to assess our ability to incur and service debt and fund capital expenditures.

Our Adjusted EBITDA should not be considered an alternative to net income (loss), operating income (loss), cash flow provided by or used in operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner.

Standardized measure is calculated in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities," as codified in ASC Topic 932, "Extractive Activities—Oil and Gas." For further information regarding the calculation of the standardized measure, see "Unaudited Supplementary Information" included in the financial statements included in our Annual Report for the fiscal year ended December 31.

This presentation contains disclosure of free cash flow, which is a "non-GAAP financial measure," as defined in SEC rules. Free cash flow is presented herein because of the wide acceptance of such measure by the investment community as financial indicators of a company's ability to internally fund exploration and development activities. We also view the non-GAAP measure of free cash flow as a useful tool for comparisons of our financial indicators with those of peer companies that follow the full cost method of accounting. Free cash flow should not be considered as an alternative to net income or other cash flow presentations, as defined by GAAP. We have not included in this presentation forward-looking cash flows from operating activities because such information is not accessible on a forward-looking basis without an unreasonable effort. We are unable to provide a reconciliation of the forward-looking non-GAAP financial measure, free cash flow, to the most directly comparable GAAP financial measure, cash flows from operating activities, because the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure is not available to us without unreasonable efforts. The probable significance of providing this forward-looking non-GAAP financial measure without the directly comparable GAAP financial measure is that such GAAP financial measure may be materially different from the corresponding non-GAAP financial measure.

This presentation contains disclosure of cash production expense, which is a "non-GAAP financial measure," as defined in SEC rules. Cash production expense equals production expense minus non-cash production expenses. Cash production expense is presented herein in an attempt to assist the public in understanding the difference between production expense as will be reported in SEC filed financials. We also view the non-GAAP measure of cash production expense as a useful tool for comparisons of our financial indicators with those of peer companies. Cash production expense should not be considered as an alternative to production expense presentations, as defined by GAAP.